EXHIBIT 21.1

SUBSIDIARIES OF COMMUNITY HEALTHCARE TRUST INCORPORATED

Name	Place of Organization
Community Healthcare OP, LP	Delaware

Community Healthcare Trust, LLC	Delaware

Community Healthcare Trust Services, Inc.	Tennessee